UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation (“Sun Acquisition”) and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share (the “Shares”), for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Transaction”). Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by adding the following new paragraph under the heading “Legal Proceedings” of the Schedule 14D-9:

“On February 12, 2018, Andre Brown, a purported stockholder of Sucampo, applied to the Court of Chancery of the State of Delaware pursuant to Section 220 of the DGCL for an order permitting inspection of Sucampo’s books and records, including books and records related to the Transaction. The action, captioned Brown v. Sucampo Pharmaceuticals, Inc., Civil Action No. 2018-0096 (Del. Ch.), follows Sucampo’s rejection of Mr. Brown’s demand for these books and records as improper, as previously disclosed by Sucampo in Amendment No. 5 to this Schedule 14D-9 filed on February 9, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

Date: February 12, 2018	By:	/s/ Peter Greenleaf
Peter Greenleaf
Chief Executive Officer, Chairman of the Board of Directors